March 15, 2019

William W. Smith, Jr.
Chief Executive Officer
Smith Micro Software, Inc.
51 Columbia
Aliso Viejo, CA 92656

       Re: Smith Micro Software, Inc.
           Registration Statement on Form S-3
           Filed March 8, 2019
           File No. 333-230154

Dear Mr. Smith:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch
Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    Brian Novosel, Esq.